UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Fluidigm Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

34385P108
(CUSIP Number)

John A. Levin
Levin Capital Strategies, L.P.
595 Madison Avenue, 17th Floor
New York, NY 10022
(212) 259-0800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON Levin Capital Strategies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,478,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,317,390
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,317,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON Levin Capital Strategies GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,478,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,317,390
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,317,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON Levin Capital Trilogy Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON LCS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON Levcap Alternative Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON LCS Event Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON Safinia Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,252
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON LCS L/S, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,252
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON John A. Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,478,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,317,390
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,317,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 34385P108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).  The Reporting Persons (as defined below) remain passive investors in the Issuer (as defined below) and are filing the Schedule 13D as a result of acquiring over 20% of the outstanding Shares (as defined below) of the Issuer.

ITEM 1.	SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Fluidigm Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 7000 Shoreline Court, Suite 100, South San Francisco, California 94080.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	This statement is filed by:

(i)	Levin Capital Strategies, L.P., a Delaware limited partnership (“LCS”),

(ii)	Levin Capital Strategies GP, LLC, a Delaware limited liability company (“LCS GP”),

(iii)	Levin Capital Trilogy Master Fund, Ltd., a Cayman Islands exempt company (“Trilogy”),

(iv)	LCS, LLC, a Delaware limited liability company (“LCSL”),

(v)	Levcap Alternative Fund, L.P., a Delaware limited partnership (“Levcap”),

(vi)	LCS Event Partners, LLC, a Delaware limited liability company (“LCSEP”),

(vii)	Safinia Partners, L.P., a Delaware limited partnership (“Safinia”),

(viii)	LCS L/S, LLC, a Delaware limited liability company (“LCSLS”), and

(ix)	John A. Levin, a U.S. citizen (“Mr. Levin”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Appendix A annexed hereto (“Appendix A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the directors of Trilogy. Trilogy does not have any executive officers.

(b)           The address of the principal executive office of each of the Reporting Persons is: 595 Madison Avenue, 17th Floor, New York, New York 10022.

(c)           The principal business of LCS is acting as the investment advisor to Trilogy, Levcap, Safinia and certain managed accounts and as a sub-investment advisor to certain other investment companies, as further described in Item 5.  The principal business of LCS GP is acting as the general partner of LCS.  The principal business of Trilogy, Levcap and Safinia is investing in securities. The principal business of LCSL is acting as the general partner to Trilogy. The principal business of LCSEP is acting as the general partner to Levcap. The principal business of LCSLS is acting as the general partner to Safinia. The principal business of Mr. Levin is acting as the Chief Executive Officer of LCS and the managing member of each of LCSL, LCSEP and LCSLS.

CUSIP NO. 34385P108

(d)           During the last five years, no Reporting Person, nor any person listed on Appendix A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, no Reporting Person, nor any person listed on Appendix A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Except as set forth on Appendix A, Levin and each person listed on Appendix A is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares purchased by LCS were purchased with general investment funds in open market purchases, except as otherwise noted.   The aggregate purchase price of the 7,317,390 Shares owned directly by LCS is approximately $53,134,209, including brokerage commissions.

The Shares purchased by Trilogy were purchased with general investment funds in open market purchases, except as otherwise noted.   The aggregate purchase price of the 51,068 Shares owned directly by Trilogy is approximately $398,681, including brokerage commissions.

The Shares purchased by Levcap were purchased with general investment funds in open market purchases, except as otherwise noted.   The aggregate purchase price of the 22,453 Shares owned directly by Levcap is approximately $166,727, including brokerage commissions.

The Shares purchased by Safinia were purchased with general investment funds in open market purchases, except as otherwise noted.   The aggregate purchase price of the 9,252 Shares owned directly by Safinia is approximately $72,537, including brokerage commissions.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A beneficially owns any securities of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons remain passive investors in the Issuer and are filing the Schedule 13D as a result of acquiring over 20% of the outstanding Shares of the Issuer. The Reporting Persons have not acquired the Shares with a purpose or effect of changing or influencing control of the Issuer and no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may acquire or dispose of Shares in the future.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,036,525 Shares outstanding as of July 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2016.

CUSIP NO. 34385P108

A.  LCS

(a)            As of the close of business on October 14, 2016, LCS beneficially owned 7,317,390 Shares.

Percentage:  Approximately 25.2%.

(b)           1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote:  5,478,118*

3. Sole power to dispose or direct the disposition:  0

4. Shared power to dispose or direct the disposition: 7,317,390*

* See Item 5(d) for further discussion.

(c)           The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.  LCS GP

(a)            As the General Partner of LCS, LCS GP is deemed to beneficially own the 7,317,390 Shares beneficially owned by LCS.

Percentage:  Approximately 25.2%.

(b)           1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote:  5,478,118*

3. Sole power to dispose or direct the disposition:  0

4. Shared power to dispose or direct the disposition: 7,317,390*

* See Item 5(d) for further discussion.

(c)           LCS GP has not undertaken any transactions in the Shares during the past 60 days.   The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.  Trilogy

(a)            As of the close of business on October 14, 2016, Trilogy beneficially owned 51,068 Shares.

Percentage:  Less than 1.0%.

(b)           1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote:  51,068 *

3. Sole power to dispose or direct the disposition:  0

4. Shared power to dispose or direct the disposition: 51,068 *

* As the general partner to Trilogy, LCSL has shared voting and dispositive power over these Shares.  As the investment advisor to Trilogy, LCS has shared voting and dispositive power over these Shares.

(c)           The transactions in the Shares by Trilogy during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 34385P108

D.  LCSL

(a)            As the General Partner of Trilogy, LCSL is deemed to beneficially own the 51,068 Shares beneficially owned by Trilogy.

Percentage:  Less than 1.0%.

(b)           1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote:  51,068 *

3. Sole power to dispose or direct the disposition:  0

4. Shared power to dispose or direct the disposition: 51,068 *

* As the general partner to Trilogy, LCSL has shared voting and dispositive power over these Shares.  As the investment advisor to Trilogy, LCS has shared voting and dispositive power over these Shares.

(c)           LCSL has not undertaken any transactions in the Shares during the past 60 days.   The transactions in the Shares by Trilogy during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E. Levcap

(a)            As of the close of business on October 14, 2016, Levcap beneficially owned 22,453 Shares.

Percentage:  Less than 1.0%.

(b)           1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote:  22,453 *

3. Sole power to dispose or direct the disposition:  0

4. Shared power to dispose or direct the disposition: 22,453*

* As the general partner to Levcap, LCSEP has shared voting and dispositive power over these Shares.  As the investment advisor to Levcap, LCS has shared voting and dispositive power over these Shares.

(c)           The transactions in the Shares by Levcap during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 34385P108

F.  LCSEP

(a)            As the General Partner of Levcap, LCSEP is deemed to beneficially own the 22,453 Shares beneficially owned by Levcap.

Percentage:  Less than 1.0%.

(b)           1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote:  22,453 *

3. Sole power to dispose or direct the disposition:  0

4. Shared power to dispose or direct the disposition: 22,453*

* As the general partner to Levcap, LCSEP has shared voting and dispositive power over these Shares.  As the investment advisor to Levcap, LCS has shared voting and dispositive power over these Shares.

(c)           LCSEP has not undertaken any transactions in the Shares during the past 60 days.   The transactions in the Shares by Levcap during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.  Safinia

(a)            As of the close of business on October 14, 2016, Safinia beneficially owned 9,252 Shares.

Percentage:  Less than 1.0%.

(b)           1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote:  9,252 *

3. Sole power to dispose or direct the disposition:  0

4. Shared power to dispose or direct the disposition: 9,252 *

* As the general partner to Safinia, LCSLS has shared voting and dispositive power over these Shares.  As the investment advisor to Safinia, LCS has shared voting and dispositive power over these Shares.

(c)           Safinia has not undertaken any transactions in the Shares during the past 60 days.

H.  LCSLS

(a)            As the General Partner of Safinia, LCSLS is deemed to beneficially own the 9,252 Shares beneficially owned by Safinia.

Percentage:  Less than 1.0%.

(b)           1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote:  9,252 *

3. Sole power to dispose or direct the disposition:  0

4. Shared power to dispose or direct the disposition: 9,252 *

* As the general partner to Safinia, LCSLS has shared voting and dispositive power over these Shares.  As the investment advisor to Safinia, LCS has shared voting and dispositive power over these Shares.

(c)           LCSLS has not undertaken any transactions in the Shares during the past 60 days.

CUSIP NO. 34385P108

I.  John Levin

(a)            As the Chief Executive Officer of LCS and the Managing Member of each of LCSL, LCSEP and LCSLS, Mr. Levin is deemed to beneficially own 7,317,390 Shares beneficially owned by LCS.

Percentage:  Approximately 25.2%.

(b)           1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote:  5,478,118*

3. Sole power to dispose or direct the disposition:  0

4. Shared power to dispose or direct the disposition: 7,317,390*

* See Item 5(d) for further discussion.

(c)           Mr. Levin has not undertaken any transactions in the Shares during the past 60 days.   The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A beneficially owns any securities of the Issuer.

(d)  Transamerica Large Cap Value Fund (“Transamerica”), a registered investment company under the Investment Company Act of 1940, as amended, for which LCS acts as sub-investment advisor, has the right to receive dividends from, and the proceeds from the sale of, 1,098,376 Shares.  Voting and dispositive power over such Shares is deemed to be shared between LCS and Transamerica.

Various separately managed accounts for whom LCS acts as investment manager have the right to receive dividends from, and the proceeds from the sale of 6,136,241 Shares.  Dispositive power over such Shares is shared.  Voting power over such Shares is deemed shared between such managed accounts and LCS with respect to 4,296,969 Shares.  The managed accounts have sole voting power over the remaining 1,839,272 Shares.

(e)  Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On October 14, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Appendix A is a party to any contract, agreement or understanding required to be disclosed herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Joint Filing Agreement

CUSIP NO. 34385P108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 2016

Levin Capital Strategies, L.P.

By:	/s/ John A. Levin
John A. Levin
Chief Executive Officer

Levin Capital Strategies GP, LLC

By:	John A. Levin 2005 GRAT Separation Trust, as Managing Member

By:	/s/ Elisabeth Levin
Elisabeth Levin
Trustee

Levin Capital Trilogy Master Fund, Ltd.

By:	LCS, LLC, its General Partner

By:	/s/ John A. Levin
John A. Levin
Managing Member

LCS, LLC

By:	/s/ John A. Levin
John A. Levin
Managing Member

Levcap Alternative Fund, L.P

By:	LCS Event Partners, LLC, its General Partner

By:	/s/ John A. Levin
John A. Levin
Managing Member

LCS Event Partners, LLC

By:	/s/ John A. Levin
John A. Levin
Managing Member

CUSIP NO. 34385P108

Safinia Partners, L.P.

By:	LCS L/S, LLC, its General Partner

By:	/s/ John A. Levin
John A. Levin
Managing Member

LCS L/S, LLC

By:	/s/ John A. Levin
John A. Levin
Managing Member

/s/ John A. Levin
John A. Levin

CUSIP NO. 34385P108

Appendix A

Directors of Levin Capital Trilogy Master Fund, Ltd.

Name and Position	Present Principal Occupation	Business Address
John Mackin, Director	Levin Capital Strategies, L.P.	595 Madison Avenue, 17th Floor New York, NY 10022
Lisa Alexander, Director	Attorney at 19 Degrees North Fund Services, Ltd.	Regatta Office Park, Windward 1 Suite 110, PO Box 31527 Grand Cayman, KY1-1207 Cayman Islands
Scott P. Lennon, Director	Attorney at 19 Degrees North Fund Services, Ltd.	Regatta Office Park, Windward 1 Suite 110, PO Box 31527 Grand Cayman, KY1-1207 Cayman Islands

Exceptions to Item 2(f) of the Schedule 13D
Lisa Alexander and Scott P. Lennon are citizens of Canada.

CUSIP NO. 34385P108

Schedule A
Transactions in the Shares During the Past Sixty Days

Date	Buy or Sell	Quantity	Price Per Share (before commission)	Reporting Person
10/13/2016	Buy	1,544,012	5	Levin Capital Strategies, L.P.
10/13/2016	Buy	6,164	5	Levcap Alternative Fund, L.P.
10/11/2016	Sell	10,000	7.5015	Levin Capital Trilogy Master Fund, Ltd.
10/11/2016	Buy	1,010	7.3372	Levin Capital Strategies, L.P.
10/11/2016	Buy	800	7.3454	Levin Capital Strategies, L.P.
10/3/2016	Buy	59,187	7.9001	Levin Capital Strategies, L.P.
9/30/2016	Buy	10,328	8	Levin Capital Strategies, L.P.
9/30/2016	Buy	411	8.4282	Levin Capital Strategies, L.P.
9/28/2016	Sell	15,815	8.5804	Levin Capital Strategies, L.P.
9/27/2016	Sell	9,736	8.5595	Levin Capital Strategies, L.P.
9/26/2016	Sell	2,100	8.5827	Levin Capital Strategies, L.P.
9/23/2016	Sell	5,929	8.625	Levin Capital Strategies, L.P.
9/22/2016	Sell	30,741	8.5847	Levin Capital Strategies, L.P.
9/21/2016	Sell	10,902	8.3714	Levin Capital Strategies, L.P.
9/20/2016	Sell	22,472	8.3494	Levin Capital Strategies, L.P.
9/19/2016	Sell	685	8.15	Levin Capital Strategies, L.P.
9/19/2016	Sell	2,288	8.18	Levin Capital Strategies, L.P.
9/13/2016	Buy	88,745	7.9	Levin Capital Strategies, L.P.
9/12/2016	Buy	3,505	8.1214	Levin Capital Strategies, L.P.
9/2/2016	Buy	3,666	8.8395	Levin Capital Strategies, L.P.
9/1/2016	Buy	28,327	8.8546	Levin Capital Strategies, L.P.
8/30/2016	Sell	209	9.35	Levin Capital Strategies, L.P.
8/26/2016	Sell	3,000	9.2473	Levin Capital Trilogy Master Fund, Ltd.
8/22/2016	Sell	200	9.5025	Levin Capital Strategies, L.P.
8/18/2016	Buy	800	9.3488	Levin Capital Strategies, L.P.
8/17/2016	Buy	663,218	8.7301	Levin Capital Strategies, L.P.
8/17/2016	Buy	4,379	8.7301	Levcap Alternative Fund, L.P.
8/16/2016	Buy	11,924	8.9923	Levin Capital Strategies, L.P.
8/16/2016	Buy	76	8.9924	Levcap Alternative Fund, L.P.
8/16/2016	Sell	6,829	8.9368	Levin Capital Strategies, L.P.
8/15/2016	Buy	1,192	8.9892	Levin Capital Strategies, L.P.
8/15/2016	Buy	8	8.99	Levcap Alternative Fund, L.P.
8/12/2016	Buy	88,734	8.9218	Levin Capital Strategies, L.P.
8/12/2016	Buy	581	8.9218	Levcap Alternative Fund, L.P.
8/11/2016	Buy	225	8.8882	Levcap Alternative Fund, L.P.
8/11/2016	Buy	34,348	8.8882	Levin Capital Strategies, L.P.
8/10/2016	Buy	356	8.9448	Levcap Alternative Fund, L.P.
8/10/2016	Buy	21,285	8.9448	Levin Capital Strategies, L.P.
8/9/2016	Buy	32,700	8.9981	Levin Capital Strategies, L.P.